SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

REPORT PURSUANT TO

SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Nine-Month Period Ended December 31, 2003

RadioShack 401(k) Plan

(full title of Program)

RADIOSHACK CORPORATION

100 Throckmorton Street

Suite 1800

Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At December 31, 2003 and March 31, 2003 and for the

Nine-Month Period Ended December 31, 2003

Additional information required for Form 5500 at December 31, 2003

RADIOSHACK 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) at December 31, 2003 and March 31, 2003, and the changes in net assets available for benefits for the nine-month period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

June 25, 2004

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

At December 31, 2003 and March 31, 2003

	December 31, 2003	March 31, 2003
Assets
Investments, at fair value:
Participant-directed	$413,367,171	$183,647,211
Company-directed:
RadioShack Corporation common stock	—	147,418,061
Common stocks	—	7,071

Total investments	413,367,171	331,072,343

Non-interest bearing cash	436,833	—

Receivables:
Participant contributions	266,346	81,107
Employer contributions	4,044,409	—

Total receivables	4,310,755	81,107

Net assets available for benefits	$418,114,759	$331,153,450

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nine-Month Period Ended December 31, 2003

Additions:
Investment income:
Dividends-RadioShack Corporation common stock	$2,289,648
Dividends-All other investments	602,793
Participant loan interest	869,612
Net appreciation in fair value of RadioShack common stock	80,161,872
Net appreciation in fair value of all other investments	19,652,816

Total investment income	103,576,741

Contributions:
Participants	13,400,070
Employer	4,044,409
Rollovers	242,971

Total contributions	17,687,450

Total additions	121,264,191

Deductions:
Benefits paid to participants	34,213,285
Administrative expenses	89,597

Total deductions	34,302,882

Net increase in plan assets	86,961,309
Net assets available for benefits at beginning of period	331,153,450

Net assets available for benefits at end of period	$418,114,759

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At January 1, 2004, the Plan year was changed to a calendar year basis, resulting in a statement of changes in net assets available for benefits for a nine-month period ended December 31, 2003.

At December 31, 2003 and March 31, 2003, there were 9,814 and 10,648 employees of the Company participating in the Plan and 20,113 and 22,704 employees eligible to participate, respectively.

On April 1, 2003, the Plan consisted of both a Company-directed feature and a participant-directed feature. The Company-directed feature consisted solely of RadioShack common stock and the participant-directed feature consisted of a number of mutual funds, common/collective trusts and money market funds. The Plan was amended, effective December 1, 2003, to enable employees to sell the Company-directed investment and reinvest the funds into any of the participant-directed investment vehicles mentioned above, thus rendering all investments participant-directed as of December 31, 2003.

Administration

The Company’s Board of Directors has appointed Putnam Fiduciary Trust Company (“Putnam”) as the Plan’s trustee and record keeper. The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.

Eligibility

An employee is eligible to participate in the Plan at the beginning of the calendar quarter in which they are expected to complete one year of service of at least 1,000 hours, as defined in the Summary Plan Description, and attain the age of 18. Temporary employees are excluded from participation in the Plan.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Contributions

Through authorized payroll deductions, participants may contribute to the Plan, on a pre-tax basis, up to 8%, in increments of 1%, of their annual compensation. Participant contributions are limited to certain annual maximums as set forth by the Code.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 5%.

Participants are not subject to federal income taxation on their contributions and earnings thereon until withdrawn from the Plan.

Company Contributions

All Company contributions are discretionary and are made in the form of RadioShack common stock equal to 30% of a participant’s contribution.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s discretionary matching contribution, and (b) Plan earnings. Allocations are based on the participant’s contribution or number of shares held, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The common stock account represents the participants’ interest in RadioShack common stock that has been allocated on a pro rata basis to the participants’ individual accounts.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. All participants become fully vested in the Company’s contributions, plus actual earnings thereon, upon completion of three years of service with the Company.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

(a)	Single lump sum payment in cash ;

(b)	Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant’s actual life expectancy, if shorter) ;

(c)	Equal monthly cash installments for a period of up to ten years (or the participant’s actual life expectancy, if shorter) ; or

(d)	Part cash and part securities .

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated among the remaining participants’ accounts. A total of $351,847 was forfeited and reallocated for the nine-month period ended December 31, 2003.

Loans to Participants

Up to two times per each twelve month period, a participant may borrow from his or her vested account in the Plan. The loan amount may not exceed the lesser of $50,000 or 50% of the value of the participant’s vested accounts. The minimum loan amount is $500. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans. For the nine-month period ended December 31, 2003, interest rates on participant loans ranged from 5.00% to 10.50%.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become fully vested in their accounts.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued based on the current market values of the underlying assets of the fund. Common stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Concentration, Market and Credit Risk

Approximately two thirds of the investments of the Plan consist of securities of its sponsor, RadioShack, at December 31, 2003 and March 31, 2003. The Plan provides for various investment options in a variety of stock, mutual funds and other investment securities. Stock, mutual funds, and other investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Benefits Paid to Participants

Benefits are recorded when paid.

Administrative Expenses

For the nine-month period ended December 31, 2003, Putnam was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Putnam by the Company and thus are not a component of the changes in net assets available for Plan benefits. Administrative expenses paid by participants are summarized in the statement of changes in net assets available for benefits, and include loan origination and withdrawal processing fees.

3. Investments

The following table presents the individual investments that exceed 5% or more of the Plan’s net assets at December 31, 2003 and March 31, 2003:

	December 31, 2003		March 31, 2003
	Shares	Fair Value	Shares	Fair Value
RadioShack Common Stock
Participant-Directed	9,007,062	$276,336,667	3,254,693	$72,557,909
Company-Directed	—	—	6,613,641	147,418,061
Putnam Voyager Fund	2,638,311	41,817,232	2,617,252	32,768,001
Participant Loans	—	—	—	17,342,727

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

During the nine-month period ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $99,814,688 as follows:

Common stock	$80,161,872
Common/collective trusts	3,064,897
Mutual funds	16,587,919

$99,814,688

4. Company-Directed Investments

As discussed in Note 1, effective December 1, 2003, the Plan was amended to allow participants to sell investments in previously Company-directed RadioShack common stock and reinvest the proceeds in other investment options. As a result of this amendment, the value of the Company-directed RadioShack common stock on December 1, 2003, was reclassified to the participant-directed investments, as indicated below.

Information about the net assets and the significant components of the changes in net assets relating to the Company-directed investments is as follows:

	December 31, 2003	March 31, 2003
Net Assets:
RadioShack common stock	$—	$147,418,061

Nine-month period ended December 31, 2003
Net appreciation in common stock	$48,336,578
Benefits paid to participants	(15,330,383)
Transfer to participant-directed investments	(180,424,256)

$(147,418,061)

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5. Tax Status of the Plan:

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 1998. The Plan has subsequently been amended and the Administrative Committee has applied for a similar determination letter from the IRS for the Plan. However, the Administrative Committee and the Plan’s legal counsel believe that the Plan remains qualified under Section 401(a) of the Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a) of the Code. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

6. Related Party Transactions:

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Putnam Investments, an affiliate of Putnam and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At December 31, 2003 and March 31, 2003, the Plan held 9,007,062 and 9,868,334 shares of Radio Shack common stock, respectively, which represented 5.5% and 5.8%, respectively, of the outstanding shares of the Company at those dates.

7. Reconciliation of Financial Statements to Form 5500:

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, includes benefit payments to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500.

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500:

	December 31, 2003	March 31, 2003
Net assets available for benefits from the financial statements	$418,114,759	$331,153,450
Amounts related to withdrawing participants	(137,116)	—

Net assets available for benefits from Form 5500	$417,977,643	$331,153,450

The following is a reconciliation of benefit payments to participants from the financial statements to the Form 5500:

For the Nine Month Period Ended December 31, 2003
Benefit payments to participants from the financial statements	$34,213,285
Plus: Amounts related to withdrawing participants at December 31, 2003	137,116
Less: Amounts related to withdrawing participants at March 31, 2003	—

Benefit payments to participants from the Form 5500	$34,350,401

Schedule I

RADIOSHACK 401(k) PLAN	EIN - 75-1047710
Schedule H, line 4i	Plan Number - 001

Schedule of Assets (Held at End of Period)

At December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current Value
*	RadioShack Corporation	Common stock, 9,007,062 shares	(i)	$276,336,667
	Royce Total Return Fund	Mutual Fund	(i)	225,616
	MSIF Small Company Growth Fund	Mutual Fund	(i)	1,163,100
*	Putnam Retirement Ready Maturity	Common/Collective Trust	(i)	2,802,598
*	Putnam Retirement Ready 2010	Common/Collective Trust	(i)	5,498,680
*	Putnam Retirement Ready 2015	Common/Collective Trust	(i)	7,883,995
*	Putnam Retirement Ready 2020	Common/Collective Trust	(i)	8,342,240
*	Putnam Retirement Ready 2025	Common/Collective Trust	(i)	7,655,782
*	Putnam Retirement Ready 2030	Common/Collective Trust	(i)	3,644,483
*	Putnam Retirement Ready 2035	Common/Collective Trust	(i)	1,940,245
*	Putnam Retirement Ready 2040	Common/Collective Trust	(i)	924,475
*	Putnam Retirement Ready 2045	Common/Collective Trust	(i)	336,431
*	Putnam Investors Fund	Mutual Fund	(i)	3,567,769
*	Putnam Income Fund	Mutual Fund	(i)	9,437,821
*	Putnam Voyager Fund	Mutual Fund	(i)	41,817,232
*	S&P 500	Common/Collective Trust	(i)	3,610,496
*	Putnam International Equity	Mutual Fund	(i)	3,280,642
*	Putnam International US Gov. Income	Mutual Fund	(i)	1,744,334
*	Putnam Money Market Fund	Money Market Fund	(i)	12,968,335
*	Putnam Equity Income Fund	Mutual Fund	(i)	2,373,983
*	Participant Loans	Participant loans receivable – terms of 6 months– 5 years, interest rates of 5.00%—10.50%	—	17,812,247

				$413,367,171

*	Denotes a party-in-interest to the Plan as defined by ERISA.
(i)	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIOSHACK 401(K) PLAN

By:	/s/ A. Grothues
A. Grothues
Administrative Committee Member

By:	/s/ D. Johnson
D. Johnson
Administrative Committee Member

By:	/s/ R. Ray
R. Ray
Administrative Committee Member

Date: June 28, 2004

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm